The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended December 31, 1999, amounts have been reclassified to reflect an increase in additional paid-in capital of $3,466, a decrease in undistributed net investment income of $2,674,458, and an increase in accumulated net realized gain on investments of $2,670,992.